Exhibit 99.2

RADA ELECTRONIC INDUSTRIES LTD.

7 GIBOREI ISRAEL STREET
NETANYA 4250407, ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Avi Israel and Sarit Molcho or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.030 per share, of RADA Electronic Industries Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 23, 2021 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 4250407, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE NOMINEES FOR DIRECTOR AND FOR PROPOSALS 2 THROUGH 7 SET FORTH ON THE REVERSE.

VOTES CAST FOR PROPOSALS 3 AND 5 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RADA ELECTRONIC INDUSTRIES LTD.

June 23, 2021

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NOMINEES FOR DIRECTOR AND PROPOSALS 2 THROUGH 7.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect five directors for terms expiring at the Company’s 2022 Annual General Meeting of Shareholders.
Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you have a personal interest (as described in the proxy statement) with respect to Proposals 3 and 5.

	NOMINEES:	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
	YOSSI BEN SHALOM	☐	☐	☐	2.	To approve the amendments of the Company's existing Articles of Association as marked in the Form attached as Annex A to the Proxy Statement.	☐	☐	☐

							FOR	AGAINST	ABSTAIN
	JOSEPH WEISS	☐	☐	☐	3.
To approve certain amendments to the Company’s Compensation Policy mainly with respect to the terms of payment of the annual performance bonus to the Company’s CEO, the grant of long-term equity-based compensation to the Company’s directors and the terms of the D&O insurance.
							☐	☐	☐

	ALON DUMANIS	☐	☐	☐

	GUY ZUR	☐	☐	☐
						Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Item 3 as such terms are explained in the proxy statement?	YES	NO
	HAIM REGEV	☐	☐	☐			☐	☐

							FOR	AGAINST	ABSTAIN
					4.	To approve the terms of service including a grant of options to purchase the Company’s shares to all of the Company’s directors (other than the External Directors).	☐	☐	☐

							FOR	AGAINST	ABSTAIN
					5.	To approve the amendment of the terms of employment of Mr. Dov Sella, the Company’s Chief Executive Officer.	☐	☐	☐

							YES	NO
						Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Item 5 as such terms are explained in the proxy statement?	☐	☐

							FOR	AGAINST	ABSTAIN
					6.	To approve the reservation of additional Ordinary Shares under the Company’s U.S. Taxpayers Appendix to the Company’s 2015 Share Option Plan.	☐	☐	☐

							FOR	AGAINST	ABSTAIN
7.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the  Company’s  independent  registered  public  accountants  for  the year ending December 31, 2021 and to authorize the Company’s Board of Directors to determine their compensation based on the recommendation of the Company’s Audit Committee.
							☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.